EXHIBIT 3.30.1

OPERATING AGREEMENT FOR HULEN PARK VENTURE, LLC

STATE OF TEXAS	§
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	§	KNOW ALL MEN BY THESE PRESENTS:
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COUNTY OF DALLAS	§

Whereas, Hulen Park Venture, LLC (herein the “Company”), is a Texas Limited Liability Company formed for the purpose of undertaking the acquisition, development and sale of a 177.48 acre tract of land out of the Isabel Flores Survey, Abstract No. 507, Tarrant County, Texas, which tract of land is more particularly identified by the survey performed and staked on the ground on 21 April 1998 by Tommy D. Burks, State of Texas Professional Land Surveyor No. 3668, a copy of which survey is appended as Exhibit “A,” to the Minutes of the Organization Meeting of the Board of Managers of Hulen Park Venture, LLC, and incorporated herein by this reference for all purposes (herein the “Property”); and,

Whereas, Legacy/Monterey Homes, L.P. (herein “Legacy”) is a Texas Limited Partnership acting by and through its President, John R. Landon, an individual residing in Dallas County, Texas, and Chairman of the Board of Managers of the Company; and,

Whereas, The Palladium Group, Inc. (herein “Palladium”), is a Texas Corporation acting by and through its President, Joy D. McKenzie-Smith; and,

Whereas, Robert H. McKenzie-Smith (herein “McKenzie-Smith”) is an individual residing in Dallas County, Texas and a member of the Board of Managers of the Company; and,

Whereas, Legacy is the owner of seventy-five percent (75%) of the total of all interests in the Company, and Palladium is the owner of twenty-five percent (25%) of the total of all interests in the Company; and,

Whereas, it is the intent of the Company to develop all or portions of the Property as a single-family residential subdivision to be known as Hulen Park (herein the “Project”); and,

Whereas, the total cost to the Company Park to acquire the Property was $2,000,306.31 in cash; and,

Whereas, the total cost to the Company to develop the Project is currently unknown; and,

Whereas, from time to time, the Company intends to obtain acquisition and development financing (the “Development Financing”), from one or more third party lenders (the “Development Lenders”), in amounts to be determined by the Board of Managers of the Company, for purposes of developing the Property for single family residential use; and,

Whereas, Legacy has provided a loan to the Company in the amount of $1,900,306.11, and Palladium has provided a loan to the Company in the amount of $100,000.00, both for the purpose of its acquisition of the Property, upon terms and conditions as established in the Minutes of the Organization Meeting of the Managers of Hulen Park Venture, LLC (the “Purchase Money Loans”); and,

Whereas, Legacy and Palladium have agreed to provide to the Company periodic short term loans for its essential pre-development purposes, to be repaid, without interest, from the proceeds of the Development Financing (the “Operating Loans”); and,

Whereas, Palladium has agreed to make available the services and expertise of McKenzie-Smith for the management and administration of the Company in the capacity of its Chief Operating Officer, and for the development, marketing, and sale of the Property and the Project, and to provide any and all administrative services, including office space, which may be required by the Company, all such services to provided without any expense to the Company; and,

Whereas, Legacy, Palladium and the Company have agreed that any and all proceeds from the sale of the lots to be developed from the Property as the Project, or from the sale of any portion or portions of the Property, will be paid and distributed as follows:

1. First, to the Development Lenders, in the total amount necessary to repay the Development Financing, including principal and interest;

2. Second, to Legacy, to the extent of its Purchase Money Loan, including principal and interest;

3. Third, to Palladium, to the extent of its Purchase Money Loan, including principal and interest; and,

4. Finally, of the remainder, seventy-five percent (75%) to Legacy and twenty-five percent (25%) to Palladium.

Now, therefore, premises considered, Legacy, Palladium, the Company and McKenzie-Smith COVENANT and AGREE as follows:

1. Acquisition of the Property. The Company will acquire the Property as of 21 July 1998 from Legacy/Monterey Homes, L.P., at a cost of not more than $2,000,306.31, with funds represented by the Purchase Money Loans, provided $1,900,306.31 by Legacy and $100,000.00 by Palladium.

2. McKenzie-Smith will be Chief Operating Officer. With the advice and consent of the Board of Managers of the Company, in his capacity as a Manager of the Company, McKenzie-Smith will serve as the Chief Operating Officer of the Company.

3. General Duties and Responsibilities of McKenzie-Smith. In his capacity as Chief Operating Officer of the Company, and with the advice and consent of the Board of Managers of the Company, McKenzie-Smith will:

a. Establish an operating checking account for the Company at Compass Bank (the “Operating Account”), which operating account shall be maintained in the offices of the Company at 4050 West Park Boulevard, Plano, Texas, by the Chief Financial Officer of Legacy, Richard T. Morgan, a Manager of the Company;

b. Re-zone the portions of the Property west of the proposed South Hulen Street for single-family residential use, and the portions east of the proposed South Hulen Street for multi-family use;

c. Market and sell the portion of the Property east of the proposed South Hulen Street to multi-family developers, at a price and upon terms to be determined by the Board of Managers of the Company;

d. Negotiate with the Development Lenders for the Development Financing (which Development Financing shall be without recourse to Legacy);

e. Develop the Project, in two (2) or more phases, with funds represented by the Development Financing;

f. Until retirement of the Development Financing, direct all net proceeds from the sale of all lots developed from the Property, or from the sale of portions of the Property in undeveloped or partially developed condition, to the Development Lenders for purposes of retirement of the Development Financing;

g. After retirement of the Development Financing, distribute funds not required for development of remaining portions of the Property, first to Legacy until the Legacy Purchase Money Loan is entirely repaid, including all interest; then to Palladium until the Palladium Purchase Money Loan is entirely repaid, including all interest; and thereafter, seventy-five percent (75%) to Legacy and twenty-five percent (25%) to Palladium;

h. No less frequently than monthly, provide timely and appropriate written reports to the Board of Managers of the Company concerning the business and affairs of the Company, including, without limitation, a copy of the operating account bank statement, a monthly operating account reconciliation report, a copy of the operating account check register, a reconciliation of the Development Financing, and a trial balance;

i. No less frequently than quarterly, provide to the Board of Managers of the Company appropriate Company accounting records, including a General Ledger Trial Balance, a Balance Sheet, an Income Statement; and a Cash Flow Statement; and,

j. Account for the funds and resources of the Company in accordance with generally accepted accounting principles, consistently applied.

4. Plan for Development and Sale of the Project. The plan for the development and sale of the Project will be formulated by McKenzie-Smith with the advice and consent of the Board of Managers of the Company. Charles G. Starnes, P.E., of Starnes Consulting, Inc., of Arlington (“Starnes”), will be retained by the Company as consulting engineer for the Project. McKenzie-Smith will negotiate a contract with Starnes for this purpose, which contract shall be submitted to the Board of Managers of the Company for ratification.

As a general statement, the portions of the Project to the west of the proposed southern extension of Hulen Street will be developed in so-called “pod” configuration, for single-family residential use. The single-family portions of the Project will feature two (2) product types; specifically, 50-foot lots and 60-foot lots. At the discretion of Legacy, Legacy Homes will be invited to participate as a homebuilder on each of the two (2) product types. The sale of lots or portions of the Project to Legacy Homes will be upon terms and conditions no less favorable to Legacy Homes than the terms and conditions offered to any other participating homebuilder.

In addition to Legacy Homes, McKenzie-Smith will recruit one (1) or more additional homebuilders to participate on each of the two (2) product types, the identity of which homebuilder or homebuilders shall be approved by the Board of Managers of the Company. The sale of lots or partially developed pods to participating homebuilders will be upon terms and conditions established by the Board of Managers of the Company.

McKenzie-Smith will negotiate with the City of Fort Worth, Texas for cost participation by the City of Fort Worth for the extension of Hulen Street to and through the Project.

McKenzie-Smith will explore the possibility of the sale of all or portions of the Property located east of the proposed southern extension of Hulen Street to speculative investors, and will make recommendations to the Board of Managers of the Company, as appropriate. Absent the fully documented consent of the Board of Managers of the Company, McKenzie-Smith will not enter into any listing agreement or contract for the sale of any portion of the Property.

5. Development Budget. McKenzie-Smith will formulate a budget for the development of the Project in such phases as shall be approved by the Board of Managers of the Company, and shall periodically submit proposed development budgets for successive phases to the Board of Managers for approval. Upon approval of a development budget, McKenzie-Smith will be responsible for the development of the portion of the Project to which the budget pertains within such established budget.

6. Development of the Project. McKenzie-Smith shall obtain two (2) or more bids from qualified, non-affiliated general contractors, and/or sub-contractors, for the development of portions of the Project, in accordance with Project phasing approved by the Board of Managers of the Company. To the extent possible, individual bids will be solicited among the following categories of work: excavation and grading; drainage improvements; water system improvements; sanitary sewer system improvements; and paving improvements. Separate contractors, and/or sub-contractors, may be retained to perform portions of the work. If the cost of any work for the development of any portion of the project can be accomplished by Palladium at a cost to the Company which is less than the cost obtainable from any alternative contractor or sub-contractor, McKenzie-Smith shall be authorized to contract with Palladium for such work; provided, however, any such contract between the Company and Palladium shall require the prior approval of the Board of Managers of the Company, evidenced by a written resolution of the Board of Managers, properly executed by a majority of such Managers.

7. Tenure. The tenure of McKenzie-Smith as the Chief Operating Officer of the Company shall be at the continuing discretion of the Board of Managers of the Company, and the Board of Managers of the Company shall be at all times free to discharge McKenzie-Smith from such position, with or without notice or cause.

8. Authority. Absent the prior discharge of McKenzie-Smith pursuant to the provisions of § 7, above, no person need inquire concerning the authority of McKenzie-Smith to bind the Company with regard to any undertaking.

9. Conflicts. In the event of any conflict between this Operating Agreement and the Regulations of the Company, the provisions of the Regulations shall govern.

This OPERATING AGREEMENT FOR HULEN PARK VENTURE, LLC, is made in Dallas County, Texas, as of 10 September 1998, among and between, Legacy/Monterey Homes, L.P., a Texas Limited Partnership, The Palladium Group, Inc., a Texas Corporation, Hulen Park Venture, LLC, a Texas Limited Liability Company, and Robert H. McKenzie-Smith, an individual.

LEGACY/MONTEREY HOMES, LP

/s/ John R. Landon	/s/ Robert H. McKenzie-Smith
By: John R. Landon	Robert H. McKenzie-Smith
Its: President	Individually

THE PALLADIUM GROUP, INC.	HULEN PARK VENTURE, LLC

/s/ J.J. Hay	/s/ John R. Landon
By: J. J. Hay	By: John R. Landon
Its. Secretary	Its: Manager

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